Exhibit 99.1

MEDIA RELEASE

CENTOGENE CEO Kim Stratton to Speak at BIO-Europe Spring® 2022 Conference

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, March 24, 2022 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, announced today that CEO Kim Stratton will speak at the sixteenth annual BIO-Europe Spring conference on March 31, 2022, at 3:00 p.m. CEST/9:00 a.m. EDT.

BIO-Europe Spring, Europe’s largest springtime digital partnering event, will take place from March 28-31, 2022, and allows biopharma partners and attendees from over 50 countries to connect. The event is known for networking and partnering opportunities with a wide range of business leaders, such as senior executives of leading biotech companies, business development teams from pharmaceutical companies, investors, and industry experts.

As part of the “Fireside Chat” live sessions, CENTOGENE CEO Kim Stratton will speak to Dr. Hubert Birner, Managing Partner of TVM Capital GmbH. The chat will cover CENTOGENE’s journey to becoming the essential partner to biopharma in rare and neurodegenerative diseases, as well as further development and growth plans.

“With our globally leading Bio/Databank and worldwide physician network focused on rare and neurodegenerative diseases, we aim to be the partner of choice for biopharma,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “We provide distinctive value propositions to partners along the entire treatment development pipeline, from market access and expansion, to clinical development, and discovery stages. We are excited to be providing an inside look into CENTOGENE at the upcoming BIO-Europe Spring Conference and are looking forward to meaningful partnering discussions.”

To attend the fireside chat, register at: https://link.centogene.com/CENTOGENE_BIO-Europe_Spring

CENTOGENE’s Business Development team can be contacted directly at BD@centogene.com.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 individuals representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2021, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

Brendan.Payne@sternir.com